[redacted]

09057165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8-41331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Capital Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5579 Pearl Road, Suite 100
(No. and Street)

Cleveland (City) — Ohio (State) — 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Scheiman — (440) 885-0100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) — Westlake (City) — Ohio (State) — 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas G. Scheiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Capital Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DONALD S. SAWYER
Notary Public, State of Ohio
My Commission Expires Nov. 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENCE CAPITAL CO., INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2008 3

STATEMENT OF OPERATIONS
Year ended December 31, 2008 4

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2008 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2008 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 10

SUPPLEMENTAL INFORMATION .... 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) .... 14 - 15

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

SHAREHOLDERS
INDEPENDENCE CAPITAL CO., INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Capital Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 23, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$	38,204
RESTRICTED CASH		15,000
COMMISSIONS RECEIVABLE		42,427
PREPAID EXPENSES		38,076
MARKETABLE SECURITIES OWNED - AT MARKET VALUE		55,562
FURNITURE AND EQUIPMENT - AT COST, $17,364 LESS ACCUMULATED DEPRECIATION OF $13,719		3,645
	$	192,914

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,983
COMMISSIONS PAYABLE		33,614
		36,597

SHAREHOLDERS' EQUITY

COMMON STOCK No par value, 750 shares authorized, 500 issued and outstanding		500
ADDITIONAL PAID-IN CAPITAL		75,166
RETAINED EARNINGS		80,651
		156,317
	$	192,914

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions and fees	$ 907,311
Trading losses – Net	(34,784)
Interest and dividends	4,631
	877,158
EXPENSES	
Commissions, employee compensation, and benefits	735,357
Communications and data processing	10,685
Professional fees	93,596
Floor brokerage, exchange, and clearance fees	27,101
Occupancy	10,823
Other	22,431
	899,993
NET LOSS	$ (22,835)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2008	$ 500	$ 75,166	$ 103,486	$ 179,152
NET LOSS			(22,835)	(22,835)
BALANCE – DECEMBER 31, 2008	$ 500	$ 75,166	$ 80,651	$ 156,317

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (22,835)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	1,836
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	37,264
Prepaid expenses	(31,831)
Marketable securities owned – Net	3,832
Accounts payable and accrued expenses	(8,133)
Commissions payable	(30,572)
Net cash used in operating activities	(50,439)
CASH FLOW USED IN INVESTING ACTIVITY	
Purchase of furniture and equipment	(618)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(51,057)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	104,261
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 53,204

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Independence Capital Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in fourteen states, including the State of Ohio. The Company is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the selling of mutual funds and other securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $15,000 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Depreciation

The Company uses the straight-line method of depreciation over the estimated useful lives of the assets of three to ten years.

Income Taxes

The shareholders have consented to the Company's election to be an S corporation within the provisions of Section 1362(a) of the Internal Revenue Code, which provide that the income of the Company will be taxed directly to the shareholders. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any local income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. FASB is presently preparing guidance for the adoption of FIN 48 for pass-through entities. Once this guidance is available, management of the Company will evaluate the impact, if any, that FIN 48 will have on the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Marketable Securities Owned

Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled.

Marketable securities owned consist of trading securities, including equities and mutual funds, as defined by Statement of Financial Accounting Standards (SFAS) No. 115. In accordance with SFAS 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur. Unrealized loss on investments of $34,784 is included in trading losses – net in the statement of operations.

Commissions

Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2008, all commissions were considered collectible and no allowance was necessary.

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The Company adopted FASB Statement of Financial Accounting Standards No. 157, *Fair Value Measurement,* (FAS 157) effective January 1, 2008. FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Assets measured at fair value are comprised of the following at December 31, 2008:

Description	Level 1	Level 2	Level 3
Trading securities	$ 55,562	$ -	$ -

The Company did not hold any Level 3 assets during the year.

4. RELATED PARTY TRANSACTIONS

The Company utilizes a related company to provide administrative, accounting, and monthly compilation services at the rate of $1,350 per month. Payment for these professional services amounted to $16,200 for 2008.

The Company leases its main office for $825 per month from a related party pursuant to a month-to-month operating lease. Rent expense was $9,900 in 2008.

NOTES TO THE FINANCIAL STATEMENTS

5. EMPLOYEE BENEFIT PLAN

The Company maintains a qualified noncontributory defined contribution plan covering substantially all its employees. Contributions are determined at the discretion of management. There was no contribution to the plan for the year ended December 31, 2008.

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rules 15c3-1(a)(1))i) and 15c3-1 (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $100,811, which was $50,811 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2008, the ratio was 0.36 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$ 156,317
Less: Non-allowable assets		
Cash on hand	$ 50	
Commissions receivable – Unsecured and 12b(1) fees – Net of payables	4,337	
Furniture and equipment – Net of accumulated depreciation	3,645	
Prepaid expenses	38,076	46,108
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		110,209
Haircuts on securities		9,398
NET CAPITAL		$ 100,811
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 36,597
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 2,440
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 50,000
EXCESS NET CAPITAL		$ 50,811
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.36 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments that effect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
440.835.8500
440.835.1093 *fax*

www.cohenfund.com

SHAREHOLDERS
INDEPENDENCE CAPITAL CO., INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Independence Capital Co., Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 23, 2009
Westlake, Ohio

focused.
experienced.
responsive.

INDEPENDENCE CAPITAL CO., INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Cohen
Fund Audit Services